EXHIBIT 2

Osmium Partners Remains Highly Supportive of Rosetta Stone’s Business Strategy to Maximize Shareholder Value

GREENBRAE, Calif., Aug. 17, 2015 /PRNewswire/ —

Dear Fellow Shareholders,

We are pleased with Rosetta Stone’s (NYSE: RST) reported results for the second quarter of 2015 and the early execution of the board’s strategy regarding business simplification, a clear focus on organic growth opportunities, and setting the stage for consistent profitability with vastly improved margins. Our encouragement comes from:

•	In the quarter, Rosetta Stone reduced adjusted EBITDA losses by 97% from $9 million to $300K year over year (ex-one time charges).

•	Company guidance of $10-15 million in operating cash flow by the end of this year, which implies a $40-45 million net cash position, or just under $2 per share.

•	Consumer Segment contribution margin (CM) improved from 25% to 38% this quarter on a year over year basis, and the current CM of this segment is 38% — nearly double that of 20% from 2014.

•	Rosetta Stone’s E&E business will continue to require improvements in both product and distribution. Yet the guidance is for E&E to generate about $100 million in a SaaS-based business with high recurring revenue and a large installed customer base of 12,000+ corporations and 22,000+ educational institutions.

•	The Company converted Rosetta Stone Korea and Japan to licensing agreements. The Company also reported that it is exploring conversion of Brazil, Germany, and potentially Rosetta Stone Kids.

•	Rosetta Stone’s Lexia Learning grew bookings this past quarter by under +50% to an approximate run rate of $20 million for 2015. The Company’s stated goal is for Lexia to be a $100 million company in 5 years with 20% EBITDA margins.

•	While small, Fitbrains grew 79% year over year to $1 million, implying a run rate of approximately $4 million. The business is a freemium model with 10 million customers in 90 countries.

We believe these significantly improved business results will help crystalize two clear paths to maximize shareholder value:

1.	An outright sale of the entire company, or selling individual segments to a mix of strategic buyers and private equity, either of which should result in significant value being realized for current shareholders well above the current quoted share price. OR

2.	By combining a focus on both growth and reinvestment, the stage is set for Rosetta Stone to return to much better top and bottom line results. We believe the combination of year end cash in the $40-45 million range, Lexia on a nearly 50% organic growth rate, and Consumer segment contribution margins nearly doubling 2014 figures should act as significant catalysts as a standalone public company.

We think the most optimal path to pursue is the sale of the company, given:

•	Educational software Industry is consolidating

•	Cost to borrow is extremely low

•	Rosetta Stone’s significant improvement in results and strategic focus

•	Rosetta Stone’s brand, scale, and strategic value to potential buyers

Approximately two years ago, Rosetta Stone acquired LiveMocha, TellMeMore, FitBrains, and Lexia Learning for approximately $73 million in cash. Lexia was approximately a $22 million acquisition alone. We believe that in aggregate these four acquisitions are worth at least the $73 million or more of what the company paid. Additionally, we believe the remaining $175 million in revenue from Rosetta Stone’s Consumer and Enterprise business is worth at least 1-1.5x revenue to either a private equity firm or a strategic buyer. We continue to see a change of control transaction resulting in a sum of the parts valuation between $13-17 per share.

In conclusion, Rosetta Stone is simplifying its business strategy and focusing on harvesting cash from the Consumer business to reinvest in the company’s highest value and growth businesses. Osmium believes the action of reducing Rosetta Stone losses in its second seasonal quarter to just $300,000, while guiding for $10-15 million in operating cash flow for the rest of 2015, in addition to focusing on high growth businesses and converting money losing overseas operations into licensing agreements are all smart business decisions.

We thank all of the employees and board of directors of Rosetta Stone for taking action to make tough decisions and setting the company on a trajectory to unlock its full potential. We think the share price is radically undervalued and look forward to continued enhancements to simplify and maximize shareholder value.

Thank you.

Sincerely,

John H. Lewis

Chief Investment Officer & Managing Partner

Osmium Partners, LLC

415-785-4044

The foregoing letter contains “forward-looking” that are based on current expectations, estimates, forecasts and projections about Rosetta Stone, its future performance, liquidity and Osmium Partner’s beliefs and assumptions. These “forward-looking” statements include statements relating to, among other things, financial guidance provided by Rosetta Stone for future periods, anticipated future financial performance of Rosetta Stone, the paths pursuant to which Rosetta Stone may maximize shareholder value, the value of Rosetta Stone and similar statements. These statements involve risks and uncertainties that may cause results to differ materially from the statements set forth in this letter, including as a result of general conditions in the capital markets and general global economic conditions. The forward-looking statements in this letter speak only as of the date of this letter and are subject to uncertainty and changes. Osmium Partners expressly disclaims any obligation or undertaking to provide publicly any updates or revisions to such statements to reflect any change in its expectations with regard thereto or any changes in the events, conditions or circumstances on which any such statement is based.

In addition, this letter may contain certain factual and statistical (both historical and projected) industry and market data and other information that was obtained by Osmium Partners from independent, third-party sources that it deems to be reliable. However, Osmium has not independently verified such data or information or the reasonableness of the assumptions upon which such data and other information was based and therefore there can be no assurance as to the accuracy of such data or other information.